Filed by Hanmi Financial Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Pacific Union Bank
FDIC Certificate No.: 21765

     The following press release was issued by Hanmi Financial Corporation (“HAFC”) on January 29, 2004:

HANMI BANK ANNOUNCES THAT DONGIL KIM WILL SERVE AS SENIOR VICE PRESIDENT &
CHIEF CREDIT OFFICER OF THE COMBINED COMPANY UPON COMPLETION OF THE ACQUISITION OF PACIFIC UNION BANK

Wun Hwa (Jack) Choi, Senior Vice President and Chief
Credit Officer, Will Step Down At The End of January

Cliff Sung, Vice President and Senior Loan Officer, Will Serve
As Interim Chief Credit Officer

LOS ANGELES, CA., January 29, 2004 — Hanmi Financial Corporation (NASDAQ: HAFC), and its wholly owned subsidiary, Hanmi Bank, one of the leading financial institutions serving the Korean-American community and other multi-ethnic communities throughout California, today announced that Dongil Kim, currently Senior Vice President & Chief Credit Officer at Pacific Union Bank, Los Angeles, will succeed to the position of Senior Vice President & Chief Credit Officer of Hanmi Bank upon consummation of the Pacific Union acquisition.

Mr. Kim currently is responsible for overseeing Pacific Union Bank’s credit quality, including credit evaluation of all new loans, establishing and managing credit policies, and new loan production of Pacific Union’s lending units. Mr. Kim has been an executive with Pacific Union since 1987, where he has been promoted to a series of increasingly more responsible management positions including Manager of several branch offices and Senior Vice President and Senior Loan Officer. Mr. Kim earned an MBA from California State University, Los Angeles, and a Masters Degree in Economics from the State University of New York at Stony Brook.

“We are delighted that such a high quality individual, a 25-year banking veteran, is working so diligently to ensure the success of the Hanmi — Pacific Union merger. He has an outstanding record in managing Asset Quality and will be one of our key executives for the future. This is a strategically and mutually beneficial relationship for the combined bank,” said Jae Whan Yoo, President and CEO of Hanmi Bank. “Mr. Kim’s record of success at Pacific Union will pay enormous dividends for the combined company and its shareholders, and his appointment is further confirmation of our stated goal of melding our two companies through the retention of the best and brightest individuals from each of our organizations.”

Mr. Kim also currently serves as Head of the Post-Merger Integration “PMI” Task Force at Pacific Union, and he has been working closely with Michael J. Winiarski, Hanmi’s Chief Financial Officer and Chairman of the PMI Task Force, to orchestrate the integration of the two banks. “The PMI Task Force is comprised of executives from our two banks as well as outside experts, and it continues to make considerable progress in the integration of our two organizations. We expect that the appointment of Mr. Kim as incumbent Chief Credit Officer will serve to further enhance the effectiveness of this highly talented team,” said Mr. Yoo.

The company also announced that Wun Hwa (Jack) Choi, Senior Vice President and Chief Credit Officer, has elected to leave the company at the end of January for personal reasons. Cliff Sung, Vice President and Senior Loan Officer, will serve as interim CCO. Mr. Sung currently manages Hanmi’s Vermont branch.

“Cliff is a highly talented banker with more than 10 years experience. He has made loans for us and helped the bank manage credit for over seven years. He will help us sustain strong loan growth and sound risk management during the transition period,” commented Mr. Yoo.

About Hanmi Financial Corporation:

Headquartered in Los Angeles, Hanmi Bank, a wholly owned subsidiary of Hanmi Financial Corporation, provides services to the multi-ethnic communities of California, with 15 full-service offices in Los Angeles, Orange, San Diego and Santa Clara counties. Hanmi Bank specializes in commercial, SBA, trade finance and consumer lending, and is a recognized community leader. Hanmi Bank’s mission is to provide a full range of quality products and premier services to its customers and to maximize shareholder value.

Forward-Looking Statements:

This release may contain forward-looking statements, which are included in accordance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ from those expressed or implied by the forward-looking statement. These factors include the following: risks associated with the Company’s pending acquisition of Pacific Union Bank, including potential deposit run-off; general economic and business conditions in those areas in which the Company operates; demographic changes; competition for loans and deposits; fluctuation in interest rates; risks of natural disasters related to the Company’s real estate portfolio; risks associated with SBA loans; changes in governmental regulation; credit quality; the availability of capital to fund the expansion of the Company’s business; and changes in securities markets. In addition, Hanmi sets forth certain risks in its reports filed with the Securities and Exchange Commission, including the Company’s Form 10-Q for the quarter ended September 30, 2003 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2002 which could cause actual results to differ from those projected.

Contact:
Stephanie Yoon
Investor Relations
213-427-5631

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